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                             August 24, 2021

       Granit Gjoni
       President
       Linktory Inc.
       Bulevardi Deshmoret e Kombit, Twin Tower
       Tirana, Albania 1001

                                                        Re: Linktory Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 10,
2021
                                                            File No. 333-257813

       Dear Mr. Gjoni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Our director will continue to exercise..., page 13

   1. We note your response to prior comment 2; however, it does not clarify how your management will own a
majority of your common stock post-offering if Mr. Gjoni will hold 25.9% of your
total issued and outstanding shares post-offering. Mr. Gjoni is listed as your sole officer and
director on page 31.
       General

   2. We note your response to prior comment 6; however, please note that the consent of the independent auditors
attached as Exhibit 23.1 now refers to an "Annual Report on Form
 Granit Gjoni
Linktory Inc.
August 24, 2021
Page 2
      S-1" that incorporates financial statements included in a "Registration Statement on Form
      S-1." Please revise. Please also provide an updated consent, as the current consent is dated
      July 9, 2021.
3. We note your response to prior comment 7. We continue to believe, based on your minimal operations (including no revenues and limited operating expenses beyond professional expenses) and minimal assets, that you are a shell company. We note
      in this regard that you do not identify any concrete activities of the company beyond preparatory activities, and that it appears from your response that there has been no concrete progress in the implementation of your business plan since your original filing.
      Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Refer to Exchange Act
      Rule 12b-2. Discuss the resale limitations of Rule 144(i) in the filing.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                            Sincerely,
FirstName LastNameGranit Gjoni
                                                            Division of
Corporation Finance
Comapany NameLinktory Inc.
                                                            Office of
Technology
August 24, 2021 Page 2
cc:       Roger D. Linn
FirstName LastName